Exhibit 99.1

Megan Holdings Limited Announces Pricing of $8.3 Million Follow-on Public Offering

Malaysia, Kuala Lumpur, Feb. 26, 2026 (GLOBE NEWSWIRE) -- Megan Holdings Limited (Nasdaq: MGN) (the “Company” or “Megan”), a Malaysia-based company principally engaged in the development, construction, and maintenance of aquaculture farms and related works, today announced the pricing of its follow-on offering (the “Offering”) of 20,750,000 Class A ordinary shares, par value US$0.0001 per share, at an offering price of US$0.40 per share.

The Offering is being conducted on a reasonable best-efforts basis. D. Boral Capital LLC is acting as the exclusive placement agent for the Offering. The Offering is expected to close on or about February 27, 2026, subject to the satisfaction of customary closing conditions. There is no minimum offering amount required as a condition to closing.

The Company expects to receive aggregate gross proceeds of US$8.3 million, assuming the sale of all of the securities offered, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering primarily to pursue business ventures and potential acquisitions, to support the development of new products including its Smart Farming System, and for general working capital and corporate purposes.

The securities described above are being offered pursuant to a registration statement on Form F-1 (File No. 333-292850), as amended, previously declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2026. The Offering is being made only by means of a prospectus forming part of the effective registration statement. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus may also be obtained, when available, from D. Boral Capital LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, by telephone at +1 (212) 970-5150, or by email at info@dboralcapital.com.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Megan Holdings Limited

Megan is a Malaysia-based company principally engaged in the development, construction, and maintenance of aquaculture farms and related works. Since its inception in 2020, the Company has strived to establish itself as a trusted and experienced provider of shrimp farm related maintenance services in Malaysia. Complementary to its upgrading and maintenance services, Megan also assist customers with the design and development of new farms, including the development and construction of a shrimp hatchery center in Semporna, Sabah, and the development of a 111-acre shrimp farm in Tawau, Sabah, Malaysia. Megan also assists customers in sourcing building materials and machineries available for rental for use on their farms, positioning itself as a one-stop center for aquaculture and agriculture needs. For more information, please visit the company’s website: https://www.meganmezanin.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the proposed Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in its registration statement on Form F-1 and other filings with the SEC.

For media inquiries, please contact:

Megan Holdings Limited

Investor Relations Department
Email: info@meganmezanin.com